UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

Nasdaq Notification Regarding Minimum Bid Price Deficiency

On August 11, 2026, Farmmi, Inc. (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price per share for its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A ordinary shares, and the shares will continue to trade uninterrupted under the symbol “FAMI.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until February 8, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the reverse split no later than ten business days prior to February 8, 2027 in order to regain compliance.

In the event the Company does not regain compliance by February 8, 2027, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

On August 12, 2026, the Company issued a press release entitled “Farmmi Receives NASDAQ Notification Regarding Minimum Bid Requirements.” A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

Exchange Agreement

On August 11 2026, the Company entered into an exchange agreement (the “Exchange Agreement”) with Atlas Sciences, LLC (“Atlas”). Pursuant to the Exchange Agreement, the parties agreed to partition a new promissory note in the principal amount of $200,000.00 (the “New Note”) from the promissory note the Company issued to Atlas on July 30, 2024, in the original principal amount of $5,355,000.00, and to exchange the partitioned New Note for the Company’s Class A ordinary shares. On August 12, 2026, the Company issued 1,581,027 Class A ordinary shares in satisfaction of the New Note. The issuance of such shares was pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing descriptions of the Exchange Agreement are summaries of certain material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the form of the Exchange Agreement, which is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Exhibits

The following documents are filed herewith:

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Form of Exchange Agreement with Atlas Science, LLC dated August 11, 2026
99.1	Press release dated August 12, 2026, entitled “Farmmi, Inc. Receives NASDAQ Notification Regarding Minimum Bid Requirements”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: August 12, 2026	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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